                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


  Pursuant to Rule 13a- 16 or 15d- 16 under the Securities Exchange Act of 1934

For the second quarter ended              September 30, 2000
                             --------------------------------------------------


                        STOCKSCAPE.COM TECHNOLOGIES INC.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


              SUITE #407 - 325 HOWE STREET, VANCOUVER, B.C. V6C 1Z7
              -----------------------------------------------------
                    (Address of principal executive offices)


       Registrant's telephone number, including area code: (604) 687-0619.


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           FORM 20-F /x/ FORM 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES __ NO /x/

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


     UNLESS OTHERWISE INDICATED, ALL REFERENCES TO "DOLLARS" AND "$" ARE TO
                             UNITED STATES DOLLARS.

-------------------------------------------------------------------------------

                                     FORM 61

                                QUARTERLY REPORT

INCORPORATED AS PART OF:       /X/   SCHEDULE A

                               / /   SCHEDULE B & C

                                 ISSUER DETAILS:

FOR QUARTER ENDED:                   SEPTEMBER 30, 2000
                                  ---------------------------------------------

DATE OF REPORT:                      NOVEMBER 16, 2000
                                  ---------------------------------------------

NAME OF ISSUER:                      STOCKSCAPE.COM TECHNOLOGIES INC.
                                  ---------------------------------------------

ISSUER'S ADDRESS:                    SUITE #407 - 325 HOWE STREET
                                  ---------------------------------------------

                                     VANCOUVER, BC, V6C 1Z7
                                  ---------------------------------------------

ISSUER'S FAX NUMBER:                 604-681-4170
                                  ---------------------------------------------

ISSUER'S PHONE NUMBER:               604-687-0619
                                  ---------------------------------------------

CONTACT PERSON:                      MARK BROWN
                                  ---------------------------------------------

CONTACT'S POSITION:                  TREASURER
                                  ---------------------------------------------

CONTACT TELEPHONE NUMBER:            604-687-3520
                                  ---------------------------------------------


                                   CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and B&C.


          John J. Brown         "JOHN BROWN"         November 21, 2000
-------------------------------------------------------------------------------
        Name of Director       Signed (TYPED)           Date Signed


        Barry F. Duggan        "BARRY DUGGAN"        November 21, 2000
-------------------------------------------------------------------------------
        Name of Director       Signed (TYPED)           Date Signed

                        STOCKSCAPE.COM TECHNOLOGIES INC.

                        CONSOLIDATED FINANCIAL STATEMENTS
               FOR THE PERIODS ENDING SEPTEMBER 30, 2000 AND 1999


-------------------------------------------------------------------------------

Management has compiled the unaudited interim financial information of Stockscape.com Technologies Inc. consisting of the interim balance sheet as at September 30, 2000 and the interim statement of operations and the interim statement of cash flows for the nine months ended September 30, 2000. This financial information has not been audited or reviewed by an accounting firm. Readers are cautioned that these statements may not be appropriate for their purposes.

-------------------------------------------------------------------------------

STOCKSCAPE.COM TECHNOLOGIES INC.
Consolidated Balance Sheets as at September 30
(Expressed in Canadian Dollars unless otherwise stated)

-----------------------------------------------------------------------------------
                                                           2000                1999
                                                    -----------         -----------
                                     ASSETS
CURRENT ASSETS
     Cash and cash equivalents                      $   425,109         $ 1,061,768
     Short term investments                           5,407,517           1,206,143
     Marketable securities                              162,741             104,451
     Accounts receivable                                341,434              91,661
     Prepaid expenses and deposits                      226,665              15,367
                                                    -----------         -----------
                                                      6,563,466           2,479,390

LONG TERM INVESTMENTS                                 2,466,719           3,366,941

CAPITAL ASSETS                                          491,017             135,144

RESOURCE PROPERTY                                             1                   1

INTANGIBLE ASSETS                                         9,322              10,101
                                                    -----------         -----------
                                                    $ 9,530,525         $ 5,991,577
                                                    -----------         -----------
                                                    -----------         -----------


                                  LIABILITIES

CURRENT LIABILITIES
     Accounts payable and accrued liabilities       $   353,252         $   270,443
     Unearned revenue                                   125,272              49,518
                                                    -----------         -----------
                                                        468,524             319,961

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL                                        12,016,932           7,008,219

DEFICIT                                              (2,954,931)         (1,336,603)
                                                    -----------         -----------
                                                      9,062,001           5,671,616
                                                    -----------         -----------
                                                    $ 9,530,525         $ 5,991,577
                                                    -----------         -----------
                                                    -----------         -----------

-----------------------------------------------------------------------------------

Approved by the Board of Directors

         "BARRY DUGGAN"                                  "JOHN BROWN"
-------------------------------                 -------------------------------
        Barry F. Duggan                                  John J. Brown
            Director                                       Director

STOCKSCAPE.COM TECHNOLOGIES INC.
Consolidated Statements of Operations and Deficit
For the Nine Months Ending September 30
(Expressed in Canadian Dollars unless otherwise stated)

---------------------------------------------------------------------------------
                                                          2000               1999
                                                    ----------         ----------
REVENUE
       Web-site sales and service                   $  433,701         $  636,460
       Investor on-line services                     2,043,179                  -
                                                    ----------         ----------
                                                     2,476,880            636,460

COST OF SALES                                        2,310,237            559,359
                                                    ----------         ----------

GROSS PROFIT                                           166,643             77,101

GENERAL AND ADMINISTRATIVE EXPENSES
       Advertising and promotion                        15,323                  -
       Amortization                                    134,593             52,114
       Annual report and AGM costs                     143,583                  -
       Audit, accounting and legal fees                158,511             48,467
       Corporate capital taxes                          21,411                  -
       Management and administration fees              553,682            125,287
       Foreign exchange loss (gain)                    (34,597)           (13,086)
       Interest on debt                                      -             28,753
       Investor and shareholder relations              193,283            108,202
       Listing and transfer fees                        19,376             17,342
       Office and miscellaneous                        275,027             49,269
       Rent                                             56,763                  -
       Salaries, wages and benefits                    346,564            191,865
       Travel                                           52,995             12,563
                                                    ----------         ----------
                                                     1,958,025            599,265
                                                    ----------         ----------

OPERATING LOSS                                       1,791,382            522,164

OTHER ITEMS
       Gain on sale of marketable securities           394,539                  -
       Loss on disposal of fixed assets                      -            (16,042)
       Interest revenue                                236,531             41,843
                                                    ----------         ----------

NET LOSS FOR THE PERIOD                              1,160,312            496,363

DEFICIT, BEGINNING OF PERIOD                         1,794,619            840,240
                                                    ----------         ----------

DEFICIT, END OF PERIOD                              $2,954,931         $1,336,603
                                                    ----------         ----------
                                                    ----------         ----------

LOSS PER SHARE                                      $    (0.04)        $    (0.07)
                                                    ----------         ----------
                                                    ----------         ----------

---------------------------------------------------------------------------------

STOCKSCAPE.COM TECHNOLOGIES INC.
Consolidated Statements of Cash Flows
For the Nine Months Ending September 30
(Expressed in Canadian Dollars unless otherwise stated)

---------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED FOR)                                            2000              1999
                                                                -----------       -----------
OPERATIONS
Net loss for the period                                         $(1,160,312)      $  (496,363)
Items not involving cash
       Amortization                                                 134,593            52,114
       Gain on sale of marketable securities & investments         (394,539)                -
       Interest accrued on short term investments                  (148,798)                -
       Interest paid by issuance of shares                                -            21,105
       Loss on disposal of fixed assets                                   -            16,042

Changes in non-cash working capital items
       Account receivable                                          (267,553)          (16,919)
       Prepaid expenses and deposits                               (204,464)           (6,447)
       Accounts payable and accrued liabilities                      90,772           169,937
       Unearned revenue                                              58,015            (5,706)
                                                                -----------       -----------
                                                                 (1,892,286)         (266,237)

INVESTING
Proceeds on sale of marketable securities & investments             847,584                 -
Proceeds on disposal of capital assets                                    -             4,200
Purchase of capital assets                                         (274,366)         (107,231)
Purchase of intangible assets                                          (824)           (2,586)
Net purchase of short-term investments                              578,882        (1,500,536)
Cash acquired on business combination                                     -            36,819
                                                                -----------       -----------
                                                                  1,151,276        (1,569,334)

FINANCING
Private placement proceeds, net of issue costs                            -         1,952,687
Exercise of Series A Warrants                                             -           633,450
Proceeds on exercise of options                                     218,750           197,500
Short and long term debt proceeds                                         -           233,407
Repayment of short-term debt                                              -          (177,500)
                                                                -----------       -----------
                                                                    218,750         2,839,544

INCREASE (DECREASE) IN CASH
AND CASH EQUIVALENTS                                               (522,260)        1,003,973

CASH AND CASH EQUIVALENTS,
Beginning of Year                                                   947,369            57,795
                                                                -----------       -----------

CASH AND CASH EQUIVALENTS,
End of Period                                                   $   425,109       $ 1,061,768
                                                                -----------       -----------
                                                                -----------       -----------

---------------------------------------------------------------------------------------------

                                     FORM 61

                                QUARTERLY REPORT

INCORPORATED AS PART OF:       / /   SCHEDULE A

INCORPORATED AS PART OF:       /X/   SCHEDULE B & C

                                 ISSUER DETAILS:

FOR QUARTER ENDED:                   SEPTEMBER 30, 2000
                                  ---------------------------------------------

DATE OF REPORT:                      NOVEMBER 16, 2000
                                  ---------------------------------------------

NAME OF ISSUER:                      STOCKSCAPE.COM TECHNOLOGIES INC.
                                  ---------------------------------------------

ISSUER'S ADDRESS:                    SUITE #407 - 325 HOWE STREET
                                  ---------------------------------------------

                                     VANCOUVER, BC, V6C 1Z7
                                  ---------------------------------------------

ISSUER'S FAX NUMBER:                 604-681-4170
                                  ---------------------------------------------

ISSUER'S PHONE NUMBER:               604-687-0619
                                  ---------------------------------------------

CONTACT PERSON:                      MARK BROWN
                                  ---------------------------------------------

CONTACT'S POSITION:                  TREASURER
                                  ---------------------------------------------

CONTACT TELEPHONE NUMBER:            604-687-3520
                                  ---------------------------------------------


                                   CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and B&C.


          John J. Brown         "JOHN BROWN"         November 16, 2000
-------------------------------------------------------------------------------
        Name of Director       Signed (TYPED)           Date Signed


        Barry F. Duggan        "BARRY DUGGAN"        November 16, 2000
-------------------------------------------------------------------------------
        Name of Director       Signed (TYPED)           Date Signed

STOCKSCAPE.COM TECHNOLOGIES INC.                                     SCHEDULE B
Supplemental Information
For the Quarter Ended September 30, 2000

-------------------------------------------------------------------------------

1.   For the current fiscal year to date:

     General and Administrative Expenses - Please see Statement of Operations and Deficit

     Management & Administration Fees of $553,682 consists solely of salaries and fees paid for senior personnel and employees.

     Expenditures to non-arms length parties -                         $360,832
                                                                       --------
                                                                       --------


2.   For the quarter under review:

     (a) The following securities were issued:

                         Number of
         Date          Common Shares           Type of Issue             Consideration       Issue price
         -------       -------------      -------------------------      -------------       -----------
         July 11          25,000          Exercise of stock options           Cash            $0.50 CDN

     (b) The following stock options were granted during the quarter:

         Number of         Granted          Exercise              Expiry
           Shares            To               Price                Date
         ---------        ---------         ---------          ------------
           97,500         Employees         $0.50 USD          July 5, 2005

     (c) A total of 15,000 stock options expired during the quarter.


3.    As at the end of the quarter:

      (a) Authorized Share Capital:

          - 200,000,000 common shares without a par value of which 26,357,183 shares were issued and outstanding as at September 30.

          - 100,000,000 preferred shares without par value of which none have been issued.

STOCKSCAPE.COM TECHNOLOGIES INC.                                     SCHEDULE B
Supplemental Information
For the Quarter Ended September 30, 2000

-------------------------------------------------------------------------------

3.   As at the end of the quarter, Continued:

     (b) Incentive Stock Options outstanding:

          Number of        Granted         Exercise             Expiry
           Shares            To             Price                Date
         ----------       ---------       ---------        -----------------
           400,000        Directors       $0.50 CDN          July 12, 2004
           400,000        Directors       $0.50 USD         January 9, 2005
             5,000         Officer        $0.50 CDN          July 12, 2004
           100,000         Officers       $0.50 USD         January 9, 2005
            45,000        Employees       $0.50 CDN          July 12, 2004
           105,000        Employees       $0.50 USD        November 30, 2004
           145,000        Employees       $0.50 USD         January 9, 2005
           122,500        Employees       $0.50 USD         March 22, 2005
           300,000         Director       $0.50 USD         April 16, 2005
            97,500        Employees       $0.50 USD          July 5, 2005
         ---------
         1,720,000
         ---------
         ---------

         Warrants outstanding:

         Number of             Exercise                 Expiry
          Shares                Price                    Date
         ---------            ---------            ------------------
          175,000             $2.00 CDN            December 31, 2001
          400,000             $0.50 CDN            September 30, 2002
          -------
          575,000
          -------
          -------

     (c) Total number of shares held in escrow: 10,000,000 common shares for a minimum of two years to July 9, 2001.

     (d) Directors at September 30, 2000: Andrew F. B. Milligan
                                          Sargent H. Berner
                                          A. Murray Sinclair
                                          John J. Brown
                                          Barry F. Duggan

STOCKSCAPE.COM TECHNOLOGIES INC.                                     SCHEDULE B
Supplemental Information
For the Quarter Ended September 30, 2000

-------------------------------------------------------------------------------

REPORT TO THE SHAREHOLDERS:

I am pleased to report a strong performance for the nine-month period ended September 30, 2000, which is reflected in the consolidated operations of Stockscape.com Technologies Inc.

Revenue for the period of $2,476,880, by comparison with sales of $636,460 for the corresponding nine months in 1999, represents an increase of 390%. Cost of sales increased by 413% to $2,310,237 resulting in a gross profit of $166,643. Much of the increase in expenses was attributable to the continued building of staff and facilities to meet the growing demands of the business, along with $356,000 attributed to the costs of meeting the requirements of a reporting public company. Legal, accounting and audit fees increased by $110,000 largely in order to meet the quarterly corporate requirements of the SEC. Office supplies and equipment costs are increasing related to the increase in our staff needs. The resultant net loss for the nine months of $1,160,312 compares to a net loss of $496,363 for the nine months in 1999. Cash and investments at September 30, 2000 of $8,462,086 provide adequate assurance that the Company can finance current operations and foreseeable growth. Long term investments are carried at cost. When stated at current market, cash and investments total $10,251,476.

Continued sales growth and the Company's ongoing investment in technology and well-trained people continues to have a positive effect on the number of visitors who regularly use the website. "Stickiness" is the strategy that we are adopting in order to retain our user and gain new users. Plans are underway to install "WAP" software that will enable our users to receive "Stockscape" quotes, charts and indices on their cell phones and palm pilots.

The Company is currently installing new servers and routers in order to provide real time streaming video and audio feeds in order to capture longer visits to our site. The servers will also enable us to provide chat and e-mail to our customers. We expect to soon enter into agreements to provide news and entertainment content that will allow our users to keep up to date. Once the equipment is fully tested, the "internet" telephony will also be installed and made available to our users.

During November, the Company expects to finalize the purchase of US-based Silverback Communications Inc., effective August 1, 2000. Silverback has already contributed to the growth of your Company through the provision of database management services under contract. We have continued our investigations into new opportunities and potential acquisitions and hope to bring some of these opportunities to fruition in the very near future.

The company conducts its own investor relations program and has one full time staff member dedicated to investor relations activities. Information on Stockscape.com is also available at www.stockscape.com.

Stockscape.com Technologies Inc. reports that it has received notice that United States Fidelity and Guaranty Company (USF&G) is seeking a preliminary injunction to secure USF&G's obligations with respect to a mining reclamation bond issued on behalf of Mineral Ridge Resources Inc. (MRRI).

STOCKSCAPE.COM TECHNOLOGIES INC.                                     SCHEDULE B
Supplemental Information
For the Quarter Ended September 30, 2000

-------------------------------------------------------------------------------

REPORT TO THE SHAREHOLDERS (CONT'D)

MRRI was sold by Stockscape (formerly Cornucopia Resources Ltd.) to Vista Gold Corp. on October 21, 1998, under the terms of an agreement whereby Vista Gold Corp assumed the benefit and burden of all obligations with respect to MRRI, including agreements with USF&G. The motion for Preliminary Injunction seeks to compel the Defendants, who include Vista Gold Holdings Inc. and Vista Gold Corp. as well as Stockscape's subsidiaries, to post an amount of US$793,583.00 as additional collateral with respect to reclamation at the MRRI mine site.

Stockscape does not believe that it has any residual obligation with respect to the Mineral Ridge Mine and is vigorously defending the action.


Barry F. Duggan
President and CEO
November 21, 2000

                        STOCKSCAPE.COM TECHNOLOGIES INC.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               STOCKSCAPE.COM TECHNOLOGIES INC.


                                                                 /s/ JOHN BROWN
Date: November 21, 2000                        --------------------------------
                                                                     John Brown
                                                        Chief Financial Officer


                                                            /s/ BARRY F. DUGGAN
Date: November 21, 2000                        --------------------------------
                                                                President & CEO